Exhibit 99.2

Interim Results Half year ended 31 December 2013 Galdino Claro, Group Chief Executive Officer Rob Larry, Group Chief Financial Officer 14 February 2014

Disclaimer Cautionary Statements Regarding Forward -Looking Information This presentation may contain forward -looking statements, including statements about Sims Metal Management_s financial condition, results of operations, earnings outlook and prospects. Forward -looking statements are typically identified by words such as _plan,            believe,            expect,             anticipate,            intend,            outlook,             estimate,            forecast,            project_ and other similar words and expressions. These forward -looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward -looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (_SEC_), including the risk factors described in the Company_s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013. Because these forward -looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward -looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward -looking statements concerning the matters addressed in this presentation and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward -looking statements to reflect events or circumstances after the date of this release. All references to currencies, unless otherwise stated, reflect measures in Australian dollars. 2

Financial Overview (HY14 v HY13) Sales Revenue Cash from operations $3,593m 5% $38m -51% Underlying EBITDA 1 Net Debt $129m $121m 38% -59% Underlying EBIT Gearing (ND/ND+E) $68m 5.7% 118% -57% Underlying NPAT Underlying EPS (diluted) $42m 348% 20.3c 351% Statutory NPAT Statutory EPS (diluted) $9m n/m 4.5c n/m Sales Tonnes Interim dividend 6.1Mt 3% nil 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items n/m = not meaningful 3

Key Earnings Drivers A$m [Graphic Appears Here] 93 3 Underlying EBITDA of $129m, up 38% North America EBITDA increased by $3m over HY13, benefiting from higher sales volumes, lower controllable costs. Higher earnings from Metals, offset by lower earnings from Sims Recycling Solutions (_SRS_) e-recycling. Australasia EBITDA increased by $30m over HY13 due to stronger sales volumes coupled with an expansion in sales margins, and higher income from joint ventures Europe EBITDA declined $3m over HY13, where stronger sales volumes and improved earnings in UK Metals, were offset by weakness in SRS, particularly in the UK 1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items 4

Earnings Recovery Slowly Building $m Group EBIT & EBITDA A$/t ? Underlying earnings slowly building despite 300 8% persistent challenging market conditions in 7% many of our key markets 250 6% ? Earnings improvement driven by performance 200 from metal recycling in North America, 5% Australia and the UK, offset by lower SRS earnings in North America and the UK 150 4% ? Net debt reduced further to $121m or 5.7% of 3% 100 total capitalisation due to cash flow from 2% operations and prudent approach to capital 50 allocation 1% 0 0% 1H10 2H10 1H11 2H11 1H12 2H12 1H13 2H13 1H14 1 1 EBIT EBITDA EBITDA margin (RHS) 1. Underlying excludes goodwill and other intangible asset impairments, all other significant items 5

Significant Cost Reductions Achieved

- $110 million in annualised underlying controllable cost reductions since H2 FY12, on a constant exchange rate basis. Targeted circa $100 million run rate exceeded.
- Cost reductions represent 9% reduction in underlying controllable costs
- Achieving further cost reductions remains a priority



A$m
579
-44
8
-19
524
49
573
A$55m underlying controllable cost reduction at constant exchange rates2
2H12 Controllable Costs 1
North America
Australasia
Europe
HY14 Controllable Costs (ConstantCurrency)
Currency Impact
HY14 Controllable Costs

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items
2. HY14 costs adjusted to FY12 average rates of AUD:USD 1.0319, AUD:EUR 0.7707, AUD:GBP 0.6514

6

External Operating Environment United States Australia United Kingdom GDP Growth 1 1.9% 2.3% 1.9% Unemployment 2 6.6% 6.0% 7.1% Consumer 81 100 -7 Confidence 3 Purchasing 51 47 57 Managers Index4 New Car Sales5 15.6m 1.1m 2.3m Steel Production 6 87.0mt 4.6mt 11.9mt 1) Annual GDP growth (source: BEA, ABS, ONS) 2) Latest monthly data (source: BLS, ABS, ONS) 3) Latest monthly data (source: Conference Board, WestPac, GfKNOP) 4) Latest monthly data, >50 indicates expansion (source: ISM, AIG, Markit) 5) 2013 change over previous year (source: Wards Auto, ABS, SMMT) 6) 2013 crude steel production change over previous year (source: WSA) Improvement / decline on the prior period 7

Operational Overview 2 ) 8 (mt HY13 HY14 6 4.23 4.34 4 Volumes 2 Sales 0 North America 80 m) 60 (A $ 40 1 EBIT 20 2 7 0 North America North America Improved brokerage volumes Slightly lower sales margins Lower controllable costs in local currency terms 0.90 0.98 Australasia 48 20 Australasia Australasia 9% increase in sales volumes Stronger sales margins Increased income from joint ventures 5.93 6.13 +3% 0.80 0.81 Europe Total Group 68 +118% 31 12 11 Europe Total Group Europe Increased sales volumes in UK Metals business Higher earnings in UK Metals offset by weaker earnings from SRS, largely in UK SRS operations Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs Sales volumes in million metric tonnes 8

North America Regional Results A$m HY14 HY13 Chg% Sales Revenue 2,182.1 2,043.3 6.8 EBITDA 1 41.1 37.7 9.0 EBIT1 6.8 1.9 257.9 Sales Volumes (mt) 4.342 4.233 2.6 Sales Margin (%) 15.1% 15.4% A$m 5 38 41 24 -33 7 HY13 Sales Volumes Controllable FX HY14 EBITDA margins Costs EBITDA Performance North America underlying EBITDA of $41m improved 9% over HY13 Regional results impacted by lower earnings from SRS business Sales margin decline impacted by earnings decline in SRS, as well as a mix shift towards lower margin ferrous brokerage volumes Stronger sales volumes boosted by improved ferrous brokerage sales Controllable costs reduced by $24m over HY13, prior to the impact of exchange rates Strategic Progress Divestiture of non-core Aerospace Metals and Birmingham, Alabama metals recycling assets Completion of New England expansion, with greenfield yard, shredder, and export facility fully operational and New York Municipal Recycling Plant during late HY14 1. Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs 9

Australasia Regional Results A$m HY14 HY13 Chg% Performance Sales Revenue 596.9 573.6 4.1 ? Australasia underlying EBITDA of $62m increased by 93%, boosted by stronger EBITDA 1 61.9 32.1 92.8 volumes and sales margins, and increased 1 income of joint ventures EBIT 47.6 19.5 144.1 Sales Volumes (mt) 0.975 0.899 8.5 ? Significant increase in sales margins from improved intake and market consolidation Sales Margin (%) 27.7% 20.6% ? Sales volumes 9% higher over HY13 ? Higher controllable costs due to 18% increase in intake volumes over HY13 A$m 62 Strategic Progress ? Commenced new shredder development in 12 -16 6 Western Australia. The operations will replace an existing shredder while adding 32 capacity to service future market growth. The facility is expected to become operational in 28 the second half of fiscal 2015. ? Increased volumes from market challenges that impacted viability of competitors HY13 Sales Volumes Controllable Other 2 HY14 EBITDA margins Costs EBITDA Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs Other includes, income from JV_s, associates, FX, and other income 10

Europe Regional Results A$m HY14 HY13 Chg% Sales Revenue 814.3 811.6 0.3 EBITDA 1 23.3 25.9 (10.0) EBIT1 11.1 12.3 (9.8) Sales Volumes (mt) 0.807 0.795 1.5 Sales Margin 2 (%) 20.2% 20.6% A$m 2 26 23 2 17 -24 HY13 Sales Volumes Controllable FX HY14 EBITDA margins Costs EBITDA Performance European Region underlying EBITDA of $23m was down 10% over HY13, with improved performance at UK Metals more than offset by UK SRS Sales margins negatively impacted by losses in the UK SRS business UK Metals sales volumes up 2% over HY13, despite idling two shredders during FY13 Controllable costs reduced by a further $17m over HY13, prior to the impact of exchange rates Strategic Progress New management appointed in both the UK Metals & Global SRS businesses 1 July 2013 UK SRS restructuring continued with plan for Daventry closure and operations consolidation into Newport Underlying excludes goodwill and other intangible asset impairments, and all other significant items Sales Margin % for HY13 was revised to eliminate the impact of the $18 million inventory adjustment to net realisable value. 11

Product Category Results EBITA1 (A$m) HY14 HY13 Chg% Ferrous 2 77.0 44.9 71.5 Non Ferrous 31.4 36.6 (14.2) SRS 10.1 29.5 (65.8) JVs& Other 20.1 6.5 209.2 Corp&RegionalCosts (61.1) (74.6) (18.1) Amortisation (9.9) (11.9) (16.8) Underlying EBIT 67.6 31.0 118.1 Sales Volumes (mt3) HY14 HY13 Chg% Ferrous 4 4.327 4.398 (1.6) Ferrous Brokerage 1.519 1.263 20.3 Non Ferrous 0.278 0.266 4.5 Total 6.124 5.927 3.3 Performance Ferrous EBITA increased 72%, due to stronger margins per tonne and higher sales volumes from ferrous brokerage Non-Ferrous EBITA down 14% due to declining non-ferrous prices, offset partially by stronger sales volumes SRS EBITA decline in North America and Europe due to high competition as well as lower average non-ferrous and precious metal prices SRS Sales Revenue by Region _ HY14 31% North America Australasia Europe 4% 65% Underlying excludes goodwill and other intangible asset impairments, and all other significant items Includes all Ferrous products (incl. brokerage & NFSR), 3. Sales volumes in million metric tonnes, 4. Excludes Ferrous Brokerage 12

Financial Review Rob Larry, Group CFO 13

Financial Results (A$m) HY14 HY13 Change ($) Change (%) Sales Revenue 3,593.3 3,428.5 164.8 4.8 Statutory EBITDA 113.0 32.1 80.9 252.0 Underlying EBITDA 128.5 93.2 35.3 37.9 Statutory EBIT 52.1 (321.4) 373.5 nmf Underlying EBIT 67.6 31.0 36.6 118.1 Interest Expense (13.0) (12.9) (0.1) (0.8) Interest Income 4.9 3.5 1.4 40.0 Net Interest Expense (8.1) (9.4) 1.3 (13.8) Tax (Expense) / Benefit (34.7) 34.7 (69.4) (200.0) Statutory Net Profit / Loss After Tax 9.3 (296.1) 305.4 nmf Underlying Net Profit After Tax 42.1 9.4 32.7 347.9 See slide 41 for a reconciliation of statutory to underlying tax expense nmf = not meaningful 14

Significant Items North Group Pre-Tax After-Tax (A$m) Australasia Europe America Corporate Total Total Fixed Asset Impairment — 2.3—2.3 2.3 Lease Settlements / Onerous Leases—0.1 4.2—4.3 4.3 Redundancy Provisions—2.5 0.3 0.3 3.1 2.8 Settlement of a Dispute with a 3rd Party—0.4 — 0.4 0.4 Yard Closure / Dilapidations (0.7) 0.6 1.0—0.9 1.0 Credit Provisions—0.9 — 0.9 0.9 Other Legal Costs ——0.3 0.3 0.2 Loss on Sale of Business Divisions—6.6 — 6.6 6.6 Insurance Recoveries, Net of Write-offs—(3.3) — (3.3) (3.3) Write-off of Deferred Tax Asset — ——17.6 Total Significant Items for HY14 ($0.7) $7.8 $7.8 $0.6 $15.5 $32.8 15

Cash Flows (A$m) HY14 HY13 Change (A$m) Net Cash Inflows from Operating Activities 37.8 76.4 (38.6) Capital Expenditure (29.2) (82.2) 53.0 Proceeds from Divestments 30.1 44.9 (14.8) Payments for Acquisitions of Subsidiaries, Net of Cash — (20.0) 20.0 Other Investing Activities, Net 2.4 10.8 (8.4) Net Cash Inflows/(Outflows) from Investing Activities 3.3 (46.5) 49.8 Net Repayments / Borrowings (28.6) 19.0 (47.6) Other Financing Activities, Net 0.6 (29.0) 29.6 Net Cash Outflows from Financing Activities (28.0) (10.0) (18.0) 16

Capital Expenditure A$m Capital Expenditure Depreciation 200 180 160 140 120 100 80 60 40 20 0 FY09 FY10 FY11 FY12 FY13 FY14(E) Capital expenditures reduced to $29m in HY14 with New England expansion and New York City Municipal Recycling (Phase I) projects now complete Full year FY14 capital expenditure expected to be circa $90m, with construction started for a new shredder in Western Australia Management expects FY14 capital expenditures to be lower than depreciation, in order to maintain low gearing and recognising past investment in excess of depreciation over past five years 17

Debt and Gearing A$m Net Debt Gearing (RHS) 1 350 12% 300 10% 250 8% 200 6% 150 4% 100 2% 50 0% 0 -50 -2% FY09 FY10 FY11 FY12 FY13 1H14 1. Net Debt / (Net Debt + Equity) Net debt reduced by $32.6 million from 30 June 2013, to $121.2 million, at 31 December 2013 Net debt over total capitalisation declined to 5.7%, from 7.4% at 30 June 2013 Low gearing is natural due to commodity price volatility and weak industry conditions Balance sheet capacity readily supports the business 18

Market Conditions and Outlook GaldinoClaro, Group CEO 19

Getting Back to Basics Strategic Business Review _Initial Findings Strong core of operating assets with Sims Metal Management around which success can be built Opportunities for significant efficiency gains via best practice cross-fertilsation globally Initial goals will be to re-focus the organisation to back to basic fundamentals Improve supply chain efficiencies Focus on operational excellence and continuous improvement Maximise returns through intelligent capital allocation Remaining mindful of potential organic and acquisitive growth opportunities Detailed findings of strategic review to be shared with the market, not later than our full year results 20

Outlook Current market trading conditions clouded by issues around severe winter weather in North America & Europe, market disruption in Turkey and other emerging market economies, weakness in demand for US ferrous scrap exports Focus on business practices expected to drive further cost efficiencies Restructuring efforts in SRS still evolving Economic activity appears to be improving across the majority of our regions. However the pace and extent of the recovery is still limited as it relates to basic material industries, with the benefits yet to be seen in any meaningful way in the metals recycling industry. 21

Appendix Reporting segment information

Financial Overview HY 2014 HY 2013 Change (%) Sales Revenue ($m) 3,593.3 3,428.5 4.8 Statutory EBITDA ($m) 113.0 32.1 252.0 Underlying EBITDA ($m)* 128.5 93.2 37.9 Goodwill & Intangible Asset Impairment ($m) 0.0 291.3 (100.0) Depreciation ($m) 51.0 50.3 1.4 Amortisation ($m) 9.9 11.9 (16.8) Statutory EBIT ($m) 52.1 (321.4) (116.2) Underlying EBIT ($m)* 67.6 31.0 118.1 Statutory NPAT ($m) 9.3 (296.1) (103.1) Underlying NPAT ($m)* 42.1 9.4 347.9 Statutory EPS (cents) _ diluted 4.5 (144.8) (103.1) Underlying EPS (cents) _ diluted* 20.3 4.5 351.1 Net cash inflow from operating activities ($m) 37.8 76.4 (50.5) Capital Expenditures ($m) 29.2 82.2 (64.5) Net Debt ($m) 121.2 292.8 (58.6) Net Debt/(Net Debt + Equity) (%) 5.7% 13.1% (56.5) Sales Tonnes (_000) (exc. associates) 6,124 5,927 3.3 Interim Dividend (cents per share) 0.0 0.0— *Underlying EBITDA, EBIT, NPAT and EPS are adjusted to exclude significant items as listed on slides 33 and 34. 23

Sales Revenue by Region HY 2014 HY 2013 16.6% Australasia 23.7% 16.7% 22.7% North America Europe 60.7% 59.6% $m HY 2014 HY 2013 Change (%) “ Sales revenues increased due to lower A$ exchange rates against the currencies of the Australasia 596.9 573.6 4.1 Group_s foreign subsidiaries. At constant North America 2,182.1 2,043.3 6.8 currency, sales revenue were down 5.3% “ Sales revenues in Europe were lifted by a Europe 814.3 811.6 0.3 15.8% increase from UK Metals, offset by a Total $3,593.3 $3,428.5 4.8 19.6% decline in SRS in A$ terms 24

Sales Revenue by Product HY 2014 0.8% Ferrous Trading 312.4% Non Ferrous Shred Recovery 46.9% Ferrous Brokerage 18.4% Non Ferrous Trading Recycling Solutions 16.4% 5.2% Manufacturing/Other $m HY 2014 HY 2013 Change (%) Ferrous Trading $1,685.0 $1,611.9 4.5 Non Ferrous Shred Recovery 186.3 150.5 23.8 Ferrous Brokerage 589.4 456.5 29.1 Non Ferrous Trading 662.7 659.2 0.5 Recycling Solutions 440.2 522.2 (15.7) Manufacturing/Other 29.7 28.2 5.3 Total $3,593.3 $3,428.5 4.8 [Graphic Appears Here] Ferrous brokerage sales associated with SAR JV were $286.7 million and $253.9 million, in HY 2014 and HY 2013, respectively. Increased Non Ferrous Shred Recovery primarily relate to DMS plant being reclassified from SRS to Non Ferrous Shred Recovery in HY14 SRS negatively impacted by reclassification of DMS plant to Non Ferrous Shred Recovery, as well as weaker volumes and lower average commodity prices 25

EBITA (pre-goodwill & intangible asset impairment) by Region $60 48.8 $50 $40 $30 15.3 millions) $20 $10 8.2 in 3.5 1.5 _s $0 (2.7) ( $ -$10 (5.0) -$20 -$30 (25.8) $m HY 2014 HY 2013 Change (%) Australasia (2) 48.8 15.3 219.0 North America (2) 8.2 (25.8) NMF Europe (2) 3.5 (5.0) NMF EBITA by Region (1) $60.5 ($15.5) NMF Unallocated Group Corporate Costs 1.5 (2.7) NMF Amortisation of intangibles (9.9) (11.9) NMF EBIT (pre-goodwill & intangible asset impairment) $52.1 ($30.1) NMF Goodwill & intangible asset impairment 0.0 (291.3) (100.0) EBIT (post-goodwill & intangible asset impairment) $52.1 ($321.4) NMF HY 2014 (9.9) HY 2013 (11.9) EBITA by Region is before any add-back of significant items other than the amortisation of intangibles and goodwill and other intangible asset impairment. EBITA by Region was adversely impacted by significant items other than goodwill and intangible asset impairments as follows: HY 2014 HY 2013 Australasia $(0.7) $4.6 North America $7.8 $38.4 Europe $7.8 $18.2 26

EBITA (pre-goodwill & intangible asset impairment) by Product $80 71.8 $70 $60 $50 millions) $40 in _s $30 ( $ $20 12.9 $10 $0 $m Ferrous Trading (incl. NFSR) Ferrous Brokerage Non Ferrous Trading Recycling Solutions Manufacturing/JVs/Other EBITA by Product Group & Regional Corporate Costs Amortisation of intangibles EBIT (pre-goodwill & intangible asset impairment) 24.8 18.3 8.8 4.7 2.3 HY 2014 HY 2013 Change (%) 71.8 12.9 456.6 4.7 8.8 (46.6) 24.8 18.3 35.5 2.3 14.5 (84.1) 20.1 5.2 286.5 $123.7 $59.7 107.2 (61.7) (77.9) (20.8) (9.9) (11.9) (16.8) $52.1 ($30.1) (273.1) HY 2014 HY 2013 20.1 14.5 5.2 EBITA by product is presented pre-corporate costs (both group and regional head office costs) and amortisation of intangibles. EBITA by product is before add back of significant items in HY14 and HY13 and does not reflect any allocation of the write-off of goodwill and intangible asset impairments to the product categories in HY13. 27

Intake Volumes by Region HY 2014 HY 2013 13.3% 16.4% 13.8% 14.3% Australasia North America Europe 70.3% 71.9% “ Australasia growth in intake reflects commercial Total Tonnes (_000_s) HY 2014 HY 2013 Change (%) advantages from recent expansion an market Australasia 1,015 859 18.2 impact from competitor restructuring North America 4,364 4,314 1.2 Europe 827 827 0.0 Total 6,206 6,000 3.4 28

Intake Volumes by Product HY 2014 4.4% Ferrous Shredded (incl. NFSR) Other Processed 24.4% 34.0% Ferrous Ferrous Brokerage Non Ferrous Trading/Brokerage 37.2% Total Tonnes (_000_s) HY 2014 HY 2013 Change (%) Ferrous Shred (inc. NFSR) 2,108 2,235 (5.7) Other Processed Ferrous 2,310 2,219 4.1 Ferrous Brokerage 1,513 1,264 19.7 Non Ferrous Trading 275 282 (2.5) Total 6,206 6,000 3.4 HY 2013 4.7% 21.1% 37.2% 37.0% Ferrous brokerage tonnes associated with SAR JV were 0.8 million and 0.7 million tonnes for HY 2014 and HY 2013, respectively. Ferrous Brokerage volumes improved due to lift in both domestic and export trade from North America Other tonnes (17k) from HY13 have been re- classed as Ferrous Shred (inc. NFSR). 29

Sales Volumes by Region HY 2014 HY 2013 13.2% 15.9% 13.4% 15.2% Australasia North America Europe 70.9% Total Tonnes (_000_s) HY 2014 HY 2013 Change (%) Australasia 975 899 8.5 North America 4,342 4,233 2.6 Europe 807 795 1.5 Total 6,124 5,927 3.3 71.4% 30

Sales Volumes by Product HY 2014 4.5% Ferrous Shredded (incl. NFSR) Other Processed 36.1% Ferrous 24.8% Ferrous Brokerage Non Ferrous Trading/Brokerage 34.6% Total Tonnes (_000_s) HY 2014 HY 2013 Change (%) Ferrous Shred (inc. NFSR) 2,212 2,248 (1.6) Other Processed Ferrous 2,115 2,150 (1.6) Ferrous Brokerage 1,519 1,263 20.3 Non Ferrous Trading 278 266 4.5 Total 6,124 5,927 3.3 HY 2013 4.5% 21.3% 37.9% 36.3% Ferrous brokerage tonnes associated with SAR JV were 0.8 million and 0.7 million tonnes for HY 2014 and HY 2013, respectively. Ferrous Brokerage volumes improved due to lift in both domestic and export trade from North America Other tonnes (21k) from HY13 have been re- classed as Ferrous Shred (inc. NFSR). 31

Significant Items by Region _ HY 2014 Australasia North Europe Group Pre-Tax Total After-Tax America Corporate Total $m HY 2014 Fixed Asset Impairment $0.0 $0.0 $2.3 $0.0 $2.3 $2.3 Lease Settlements / Onerous Leases—0.1 4.2—4.3 4.3 Redundancy Provisions 0.0 2.5 0.3 0.3 3.1 2.8 Settlement of a Dispute with a Third Party—0.4 — 0.4 0.4 Yard Closure / Dilapidations (0.7) 0.6 1.0—0.9 1.0 Credit Provisions—0.9 — 0.9 0.9 Other Legal Costs ——0.3 0.3 0.2 Loss on Sale of Business Divisions—6.6 — 6.6 6.6 Insurance Recoveries, Net of Write-offs—(3.3) — (3.3) (3.3) Write-off of Deferred Tax Asset — ——17.6 Total Significant Items for HY 2014 ($0.7) $7.8 $7.8 $0.6 $15.5 $32.8 32

Significant Items by Region _ HY 2013 Australasia North Europe Group Pre-Tax Total After-Tax America Corporate Total $m HY 2013 Non-cash Goodwill & Intangible Asset $0.0 $283.7 $0.0 $7.6 $291.3 $259.0 Impairment Fixed Asset Impairment—14.8 — 14.8 9.2 Natural Disaster Expenses, Net of Insurance —5.4 — 5.4 3.4 Recoveries Inventory Adjustments to Net Realisable Value—2.7 18.0—20.7 15.3 Loss on Revaluation of CTG Derivatives 2.9 ——2.9 2.9 Redundancy Accruals 0.4 1.7 — 2.1 1.3 Settlement of a Dispute with a Third Party—3.3 — 3.3 3.3 Credit Provisions — 2.0—2.0 1.4 Loss on Sale of Business Divisions 1.3 10.4 — 11.7 11.1 Commerical Settlements — (1.8)—(1.8) (1.4) Total Significant Items for HY2013 $4.6 $322.0 $18.2 $7.6 $352.4 $305.5 33

Group Income Statement $m HY 2014 HY 2013 Change ($) Change (%) Sales Revenue $3,593.3 $3,428.5 $164.8 4.8 Statutory EBITDA 113.0 32.1 80.9 252.0 Underlying EBITDA 128.5 93.3 35.2 37.7 Statutory EBIT 52.1 (321.4) 373.5 (116.2) Underlying EBIT 67.6 31.0 36.5 118.1 Interest Expense (13.0) (12.9) (0.1) (0.0) Interest Income 4.9 3.5 1.4 40.0 Net Interest Expense (8.1) (9.4) 1.3 (13.8) Tax (Expense) / Benefit (34.7) 34.7 (69.4) (200.0) Statutory Net Profit (Loss) After Tax $9.3 ($296.1) $305.4 (103.1) Underlying Net Profit After Tax $42.1 $9.4 $32.7 347.9 34

Group Balance Sheet As at 31 As at 30 June $m December 2013 2013 Change ($) Change (%) Current Assets $1,204.2 $1,149.3 54.9 4.8 Non-current Assets 1,790.2 1,768.1 22.1 1.2 Total Assets 2,994.4 2,917.4 77.0 2.6 Current Liabilities 669.9 671.4 (1.5) (0.2) Non-current Borrowings 184.1 189.1 (5.0) (2.6) Other Non-current Liabilities 140.8 127.7 13.1 10.3 Total Liabilities 994.8 988.2 6.6 0.7 Shareholders Equity $1,999.6 $1,929.2 70.4 3.6 Working Capital 534.3 477.9 56.4 11.8 Net Debt/(Net Debt +Equity) (%) 5.7% 7.4% — 35

Strategic Capital Allocations & Distribution to Shareholders $m HY 2014 HY 2013 Change ($) Net Cash Inflow from Operating Activities $37.8 $76.4 ($38.6) Capital Expenditures 29.2 82.2 (53.0) Acquisitions, net of cash acquired 0.0 20.0 (20.0) Share Repurchases 0.0 8.6 (8.6) Dividends 0.0 20.4 (20.4) Proceeds from sale of businesses 30.1 52.2 (22.1) 36

North America Regional Results HY 2014 HY 2013 Change (%) Sales Revenue ($m) $2,182.1 $2,043.3 6.8 Statutory EBITDA ($m) (1) $33.3 ($0.6) (5,650.0) Underlying EBITDA ($m) (2) $41.1 $37.7 9.0 Depreciation ($m) $25.1 $25.2 (0.4) Statutory EBITA ($m) (1) $8.2 ($25.8) (131.8) Underlying EBITA ($m) (2) $16.0 $12.5 28.0 Goodwill & Intangible Asset Impairment ($m) $0.0 $283.7 (100.0) Amortisation of intangibles ($m) $9.2 $10.6 (13.2) Statutory EBIT ($m) (1) ($1.0) ($320.1) (99.7) Underlying EBIT ($m) (2) $6.8 $1.9 257.9 Assets ($m) $1,650.2 $1,669.7 (1.2) Intake Volumes (000’s) 4,364 4,314 1.2 Sales Volumes (000’s) 4,342 4,233 2.6 Employees 3,417 3,744 (8.7) Sales Margin (%) 15.1% 15.4%— Excludes Group Corporate costs. Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on slides 32 and 33. 37

Australasia Regional Results HY 2014 HY 2013 Change (%) Sales Revenue ($m) $596.9 $573.6 4.1 Statutory EBITDA ($m) (1) $62.6 $27.5 127.6 Underlying EBITDA ($m) (2) $61.9 $32.1 92.8 Depreciation ($m) $13.8 $12.2 13.1 Statutory EBITA ($m) (1) $48.8 $15.3 219.0 Underlying EBITA ($m) (2) $48.1 $19.9 141.7 Goodwill Impairment $0.0 $0.0 -Amortisation of intangibles ($m) $0.5 $0.4 25.0 Statutory EBIT ($m) (1) $48.3 $14.9 224.2 Underlying EBIT ($m) (2) $47.6 $19.5 144.1 Assets ($m) $695.0 $708.8 (1.9) Intake Volumes (000’s) 1,015 859 18.2 Sales Volumes (000’s) 975 899 8.5 Employees 1,013 968 4.6 Sales Margin (%) 27.7% 20.6%— Excludes Group Corporate costs. Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on slides 32 and 33. 38

Europe Regional Results HY 2014 HY 2013 Change (%) Sales Revenue ($m) $814.3 $811.6 0.3 Statutory EBITDA ($m) $15.5 $7.7 101.3 Underlying EBITDA ($m) (1) $23.3 $25.9 (10.0) Depreciation ($m) $12.0 $12.7 (5.5) Statutory EBITA ($m) $3.5 ($5.0) (170.0) Underlying EBITA ($m) (1) $11.3 $13.2 (14.4) Goodwill Impairment ($m) $0.0 $0.0 -Amortisation of intangibles ($m) $0.2 $0.9 (77.8) Statutory EBIT ($m) $3.3 ($5.9) (155.9) Underlying EBIT ($m) (1) $11.1 $12.3 (9.8) Assets ($m) $649.0 $698.7 (7.1) Intake Volumes (000’s) 827 827 0.0 Sales Volumes (000’s) 807 795 1.5 Employees 1,616 1,845 (12.4) Sales Margin (%) 20.2% 20.6%— Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on slides 32 and 33. Sales Margin % for HY13 was revised to eliminate the impact of the $18 million inventory adjustment to net realisable value. 39

Ferrous and Non-Ferrous Prices 440 US$/t (fob) 420 400 380 360 340 320 HMS 1/2 80:20 East Coast Export HMS 1/2 80:20 West Coast Export HMS 1 Mid-West Domestic Source: AMM Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 8,200 US$/t 2,500 US$/t 8,000 7,800 2,000 7,600 7,400 1,500 7,200 7,000 1,000 6,800 6,600 Copper 500 6,400 Aluminium 6,200 0 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Source: LME, COMEX 40

HY14 Income Tax Expense Adjustments HY14 (A$m) Profit Before Tax Income Tax Effective Tax % Statutory Result 44.0 34.8 79.1 Significant Items Write-off of Deferred Tax Assets (17.6) Other Significant Items 15.5 0.2 Underlying Profit Before Tax 59.5 17.4 29.2 41